EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES
Our ratio of earnings to fixed charges is as follows:

	Year Ended December 31,
	2005	2004	2003	2002	2001
		(In thousands, except for ratios)
Earnings:
Income (loss) from continuing operations before provision for income taxes and cumulative effect of accounting change	$197,977	$102,466	$(80,868)	$(773,560)	$85,369

Minority interest	—	—	(2,893)	—	—

Equity in undistributed earnings (losses) of affiliates	253	4,885	(706)	1,053	(3,418)

Interest expense	31,820	36,066	18,993	15,123	39,656

Portion of rents representative of the interest factor	11,019	16,317	15,810	15,011	14,442

	$241,069	$159,734	$(49,664)	$(742,373)	$136,049

Fixed charges:
Interest expense, including amount capitalized	33,721	37,039	20,591	17,946	41,033

Portion of rents representative of the interest factor	11,019	16,317	15,810	15,011	14,442

	$44,740	$53,356	$36,401	$32,957	$55,475

Ratio of earnings to fixed charges	5.39x	2.99x	—	—	2.45x

Earnings were inadequate to cover fixed charges for the years ended December 31, 2003 and 2002 by $86,065 and $775,330, respectively.